EXHIBIT 99.1

Parnell Pharmaceuticals Holdings Ltd Restructures Board

OVERLAND PARK, Kansas, Oct. 9, 2015 (GLOBE NEWSWIRE) -- Parnell Pharmaceuticals Holdings Ltd (NASDAQ:PARN), a fully integrated pharmaceutical company focused on developing, manufacturing and commercializing innovative animal health solutions, today announced changes in the structure of its Board of Directors including the engagement of Egon Zhender to identify and assist in the appointment of additional high caliber independent directors and at the same time, Parnell announced that it has accepted the resignation of Thomas Duley, Phyllis Gardner, and David Greenwood as directors of the Company effective Monday, September 28, 2015.

In 2014, Dr. Alan Bell, Chairman of the Board, and Mr. Robert Joseph, President and Chief Executive Officer, sought to appoint US-based, independent directors as a result of the Company's initial public offering ("IPO") and listing on the NASDAQ Stock Market ("NASDAQ"). Dr. Gardner and Mr. Greenwood were appointed in September of 2014 and Mr. Duley in December of 2014.

Since the completion of its successful IPO, the Company has been actively seeking to appoint new directors with animal-health and related business experience to assist Dr. Bell and Mr. Joseph in guiding the Company's rapid growth. In August of 2015, the Company was very pleased to announce the appointment of Peter Croden as an independent member of the Board of Directors. Mr. Croden has over 35 years of experience in the animal health, biotech, private equity and pharmaceutical industries and previously held senior pharmaceutical executive positions with The Upjohn Company and Pharmacia & Upjohn Animal Health. Mr. Croden has made immediate contributions to the Company's growth strategy. With the assistance of Egon Zhender, the Company intends to appoint additional independent directors in the near term each of whom will have the ability and experience to help guide the Company through its anticipated rapid growth in the coming years.

The Board and management of the Company wish to thank Dr. Gardner and Messrs. Duley and Greenwood for their service to the Company and wish them well in future endeavors.

About Parnell

Parnell (NASDAQ:PARN) is a fully integrated pharmaceutical company focused on developing, manufacturing and commercializing innovative animal health solutions. Parnell currently markets five products for companion animals and production animals in 14 countries and augments its pharmaceutical products with proprietary software platforms - iKAM and mySYNCH. These innovative technology solutions are designed to enhance the quality of life and/or performance of animals, while driving customers' operational efficiency and profitability. Parnell distinguishes itself in the industry by providing value-added solutions that position the Company as a true partner to their customers.

For more information on the company and its products, please visit www.parnell.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and information within the meaning of the U.S. Private Securities Reform Act of 1995. Words such as "may," "anticipate," "estimate," "expects," "projects," "intends," "plans," "develops," "believes," and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. Forward-looking statements represent management's present judgment regarding future events and are subject to a number of risk and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, risks and uncertainties regarding Parnell's research and development activities, its ability to conduct clinical trials of product candidates and the results of such trials, as well as risks and uncertainties relating to litigation, government regulation, economic conditions, markets, products, competition, intellectual property, services and prices, key employees, future capital needs, dependence on third parties, and other factors, including those described in Parnell's Annual Report on Form 20-F filed with the Securities and Exchange Commission, or SEC, on September 15, 2014, along with its other reports filed with the SEC. In light of these assumptions, risks, and uncertainties, the results and events discussed in any forward-looking statements contained in this press release might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this press release. Parnell is under no obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT: For more information, contact:

         Parnell Pharmaceuticals Holdings
         Robert Joseph, 913-274-2100
         Robert.joseph@parnell.com